

12010756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
Mail Processing
Section

FEB 21 2012

SEC FILE NUMBER
8 – 67931

Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** AND ENDING **DECEMBER 31, 2011**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GREYWOLF EXECUTION PARTNERS, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o ACCOUNTING and COMPLIANCE INTERNATIONAL, 40 Wall St. – Suite 1704,

NEW YORK,	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GETTENBERG   (212) 668 - 8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e) (2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *CHRISTOPHER MARTIN,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *GREYWOLF EXECUTION PARTNERS, INC., as of DECEMBER 31, 2011,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

X _____
                                    Signature

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

_____ *President* _____
                                    Title

X _____
              Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GREYWOLF EXECUTION PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

GREYWOLF EXECUTION PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	16,541
Commissions receivable		217,017
Organization expense, net of accumulated amortization of $6,550 (Note 2(d))		8,785
Other assets		51,776
Total assets	$	294,118

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	159,501
Total liabilities		159,501

Commitments and Contingencies (Note 3)

Stockholders' equity (Note 4)

Common stock, $1.00 par value, 1,000 shares authorized, 100 shares issued and outstanding.		75,000
Retained earnings		59,617
Total stockholders' equity		134,617
Total liabilities and stockholders' equity	$	294,118

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

Greywolf Execution Partners, Inc. (The "Company") is a New York State corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations began April 1, 2008.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 -   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Income Taxes*

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c)   *Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   *Fixed Assets*

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line methods. Organization expense is amortized over five years using the straight-line method.

e)   *Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

GREYWOLF EXECUTION PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

Note 2 - **Summary of Significant Accounting Policies (continued)**

f) *Subsequent Events*

The Company has evaluated events and transactions that occurred between December 31, 2011 and February 11, 2012, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3 - **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 4 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $69,771, which was $59,137 in excess of its required net capital of $10,634. The Company's net capital ratio was 228.61%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2011, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Greywolf Execution Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

We have audited the accompanying statement of financial condition of **Greywolf Execution Partners, Inc.**, as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Greywolf Execution Partners, Inc.**, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 11, 2012



GREYWOLF EXECUTION PARTNERS INC.

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the Year Ended December 31, 2011



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
Greywolf Execution Partners, Inc.
c/o Accounting and Compliance International
40 Wall Street – 17th Floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Greywolf Execution Partners, Inc. ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with Rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;

2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011, noting no exceptions;

3- Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no exceptions;

4- Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and

5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin, CPAs, LLP (NY)
February 11, 2012

GREYWOLF EXECUTION PARTNERS INC
Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the year ended December 31, 2011

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$	1,286,776
Additions		-
Deductions		(91,070)
SIPC Net Operating Revenues	$	1,195,706

Determination of General Assessment:

SIPC Net Operating Revenues:	$	1,195,706
General Assessment @ .0025		2,989

Assessment Remittance:

Less: Payment made with SIPC-6 in July 2011		(1,198)
Assessment Balance Due	$	1,791

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2011:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	1,195,706
SIPC Net Operating Revenues as computed above		1,195,706
Difference	$	-